# DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GR[redacted]
LONDO

15, AVEN
750C

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT

212 450 6691
rosemarie.demarco@dpw.com

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID ESPAÑA

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG


05010094

**File No. 82-5201**

July 28, 2005

SUPPL

SEC MAIL PROCESSING
RECEIVED
JUL 28 2005
WASH. D.C. 190 SECTION

Re: **Gamesa, S.A. —**
**Information Furnished Pursuant to Rule 12g3-2(b)**
under the Securities Exchange Act of 1934

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Ladies and Gentlemen:

On behalf of Grupo Auxiliar Metalúrgico, S.A. ("**Gamesa**"), a corporation (*sociedad anónima*) organized under the laws of Spain and in connection with Gamesa's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission the following:

- Presentation dated July 2005, entitled, "H1 2005".

Kindly acknowledge receipt of the enclosed materials by stamping the enclosed copy of this letter and returning it to our messenger who has been instructed to wait.

Best regards,

Rosemarie M. DeMarco

Rosemarie M. DeMarco
Legal Assistant Coordinator
Capital Markets

PROCESSED
AUG 01 2005
THOMSON FINANCIAL

Enclosure

By Hand Delivery

dlw 8/1

# Gamesa

## H1 2005







*Please refer to page 15 for Forward Looking Statement*

**JULY 2005**

# Agenda

- Executive Summary
- Business Performance
- Financial Performance
- Business Units
- Conclusion

*Please refer to page 15 for Forward Looking Statement*

Gamesa

# Executive Summary

- Start up of IFRS accounting application in 2005 (and 2004 for comparison).
- Consolidated Net Income for the first six months of 2005 reached EUR 71 MM.
- Net Income variation vs. H1 2004 represents 14% increase.
- Net Financial debt for EUR 1,543 MM due to seasonality in Gamesa Energia and Gamesa Eolica.
- Improved international activity in Gamesa Eólica and Gamesa Energía
- Aeronautics and Gamesa Servicios performance according to expectations.

*Please refer to page 15 for Forward Looking Statement*

# Business Performance
## Main Issues.

- Gamesa Energia
  - **Improvement in wind farms developments outside of Spain.**
  - **Start of wind farm sales in Italy, Portugal and Greece**
  - **Potential PTC extension in the USA**
  - **Lower than expected level of installations in Spain due to delays in permissions and grid connections**
  - **Potential Increase in Spanish targets from 13,000 MW to 20,000 MW**

- Gamesa Eolica
  - **Increased level of foreign sales**
  - **USA facilities to be ready by Q1 2006**
  - **Increase in vertical integration (acquisition of FNN)**
  - **Scarcity of carbon fibres affecting availability of G87/90 blades**

- Gamesa Aeronautica
  - **Restructuring plan reaching targets**
  - **Improvement in EUR/USD exchange rate**

***Please refer to page 15 for Forward Looking Statement***

# Financial Performance

## Consolidated Financial Statements. P&L Highlights

| EUR MM | 2004 H1 | 2005 H1 | Δ % |
|---|---|---|---|
| Revenues | 793 | 932 | 17% |
| EBITDA | 132 | 165 | 25% |
| **Net Income** | **62** | **71** | **14%** |

- **188 MW of Wind farms sold (144 MW in Work In Progress)**
- **850 MW of Turbines sold (16% increase vs. 2004)**
- **Wind farm and Turbine sales in H2 will be higher than in H1 due to seasonality**

***Please refer to page 15 for Forward Looking Statement***

Gamesa

# Financial Performance
## Divisional Breakdown

| EUR MM | Revenues | | | EBITDA | | | Net Income | | |
|---|---|---|---|---|---|---|---|---|---|
| | H1 '04 | H1 '05 | Δ % | H1 '04 | H1 '05 | Δ % | H1 '04 | H1 '05 | Δ % |
| Windfarm Development & Sale | 118 | 151 | *27,7%* | 11 | 26 | *139%* | 1 | 17 | - |
| WTG Manufacturing | 513 | 590 | *15%* | 94 | 96 | *2%* | 43 | 35 | *-20%* |
| Advanced Services | 118 | 104 | *-12%* | 6 | 9 | *54%* | 3 | 6 | *86%* |
| Aeronautics | 139 | 187 | *35%* | 27 | 19 | *-30%* | 11 | 0 | *-96%* |
| Corporate & Adjustments | -95 | -101 | *-5,9%* | -6 | 15 | *351%* | 3 | 13 | *288%* |
| GAMESA | 793 | 932 | *18%* | 132 | 165 | *25%* | 62 | 71 | *14%* |

*NOTE: Gamesa Eolica includes SESA, vehicle used for acquisition of Vestas participation in GEOL*

***Please refer to page 15 for Forward Looking Statement***

Gamesa

# Financial Performance

## Main Changes from Spanish GAAP to IFRS. P&L H1 2004

| EUR MM P&L | IFRS | Spanish GAAP | Δ | Comments |
|---|---|---|---|---|
| Revenues | 793 | 834 | - 41 | - 44 due to WIP coming from previous years<br>+ 3 due to Negative Goodwill in ICSA not applicable under IFRS (booked as other income) |
| COGS | -490 | -488 | -2 | - 2 due to reclassification of extraordinary expenses |
| Personnel Expenses | -121 | -130 | +9 | + 9 due to reclassification of extraordinary expenses |
| EBIT | 84 | 118 | -34 | TOTAL EBIT EFFECT |
| Goodwill Amort. | - | -10 | + 10 | Not applicable under IFRS |
| Ordinary Result | 69 | 93 | -24 | TOTAL ORDINARY RESULT EFFECT |
| Extraordinary Result | - | 23 | -23 | -13 due to profits in treasury stock recognised as increased reserves<br>-10 reclassified above (most in Personnel Exp.) |
| Pre Tax Profit | 69 | 116 | -47 | TOTAL PRE TAX PROFIT EFFECT |
| Taxes | -7 | -9 | +2 | Tax effect of adjustments done above |
| Net Income | 62 | 107 | -45 | TOTAL NET INCOME EFFECT |

*Please refer to page 15 for Forward Looking Statement*

# Financial Performance

## Main Changes from Spanish GAAP to IFRS. B/S H1 2004

| EUR MM Balance Sheet | IFRS | Spanish GAAP | Δ | Comments |
|---|---|---|---|---|
| Net Tangible Assets | 250 | 270 | -19 | Subsidies accounted as lower investment |
| Net Intangibles | 200 | 306 | -105 | Subsidies accounted as lower investment<br>R&D in Aeronautica amortised linearly instead of by units sold |
| Anticipated Taxes | 34 | - | 34 | Tax effect of change in R&D amortisation policy |
| Goodwill | 384 | 304 | 80 | No amortisation under IFRS |
| Inventories | 445 | 447 | -1 | WF Start Up costs capitalised under Spanish GAAP, now accounted as lower inventories |
| Other Assets | 1.166 | 1.170 | -4 | + 9 Mark to Market of *derivative structures* (FX FRA and IRS)<br>- 15 Taxes reclassified as long term assets |
| **Total Assets** | **2.480** | **2.496** | **-16** | **TOTAL ASSETS EFFECT** |
| Equity Reserves | 564 | 502 | 62 | +70 Goodwill not amortised<br>-13 Treasury stock<br>- 39 Change in R&D Amortisation criteria (net of taxes) |
| Net Income | 62 | 107 | -45 | Reclassified as Reserves (see page 7) |
| **Total Equity** | **626** | **609** | **18** | **TOTAL EQUITY EFFECT** |
| Deferred Taxes | 9 | - | 9 | Reclassified from s/t liabilities and other |
| Deferred Income | - | 31 | -31 | Subsidies netting investments |
| Bank Debt | 1.123 | 1.128 | -5 | Financial Expenses of Leasing not Recognised as Bank Debt |
| Other Liabilities | 722 | 728 | -6 | Reclassified to l/t liabilities |
| **Total Liabilities & Equity** | **2.480** | **2.496** | **-16** | **TOTAL LIABILITIES & EQUITY EFFECT** |

***Please refer to page 15 for Forward Looking Statement***

Gamesa

## Business Units

# Gamesa Energía. Windfarm Development

| Gamesa Energia | | | |
|---|---|---|---|
| EUR MM | 2004 H1 | 2005 H1 | Δ % |
| Revenues | 118 | 151 | 28% |
| EBITDA | 11 | 26 | 138% |
| **Net Income** | **1** | **17** | - |

- **188 MW of wind farms sold (144 MW in Work In Progress).**
- **Seasonality and low level of installations in Spain have delayed WF sales, increasing WIP and reducing cash flow generation.**
- **Development pipeline with more than 5,000 MW in advanced stage of development in different countries.**
- **Potential increase of target installation in Spain from 13,000 MW to 20,000 MW.**
- **5 Year PTC extension approved by USA Senate. Potential extension in Congress.**

***Please refer to page 15 for Forward Looking Statement***

Gamesa

# Business Units

## Gamesa Eólica. WTG Manufacturing

| | Gamesa Eólica | | |
|---|---|---|---|
| **EUR MM** | **2004 H1** | **2005 H1** | **Δ %** |
| Revenues | 513 | 590 | 15% |
| EBITDA | 94 | 96 | 2% |
| **Net Income** | **43** | **35** | **-20%** |

- **USA Manufacturing ready for Q1 2006.**
- **Patent agreement with GE allows Gamesa to sell variable speed in USA.**
- **Increase in vertical integration through acquisition of foundry (FNN).**
- **Difficult access to carbon fibres affecting G87/90 blades availability.**

***Please refer to page 15 for Forward Looking Statement***

# Business Units

## Gamesa Eólica. WTG Manufacturing

- 850 MW sold vs. 733 MW in 2004 (+ 16%).
- 44 % of MW sold outside of Spain.
- Turbine sales in H2 will be higher than in H1, due to seasonality.


MW Sold in H1 on Year End MW Sold (2002 - 2005)
100%
75%
50%
25%
0%
40%
31%
46%
39%
2002
2003
2004
2005 (E)
H1 / H2
Average

- Seasonality does not affect P&L heavily due to Work In Progress accounting. However, working capital peaks in H1 every year.

*Please refer to page 15 for Forward Looking Statement*

Gamesa

# Business Units
## Gamesa Servicios. Advanced Services

| | Gamesa Servicios | | |
|---|---|---|---|
| EUR MM | 2004 H1 | 2005 H1 | Δ % |
| Revenues | 118 | 104 | -12% |
| EBITDA | 6 | 9 | 54% |
| **Net Income** | **3** | **6** | **86%** |

- **Installation and maintenance activity contributes to improve efficiency behaviour of wind turbines**
  - **Knowledge**
  - **Logistics and cranes**
- **Solar performance according to expectations**

***Please refer to page 15 for Forward Looking Statement***

Gamesa

# Business Units

## Gamesa Aeronáutica.

| | Gamesa Aeronautica | | |
|---|---|---|---|
| EUR MM | 2004 H1 | 2005 H1 | Δ % |
| Revenues | 139 | 187 | 35% |
| EBITDA | 27 | 19 | -30% |
| **Net Income** | **11** | **0** | - |

- **Level of activity and reduction cost plan in line with expectations**
- **USD exposure fully hedged for 2005. Favourable currency evolution.**

***Please refer to page 15 for Forward Looking Statement***

# Conclusion

- Net Income represents Euro 71 MM
- Great performance of WTG Manufacturing sales outside Spain (China, Italy, Egypt, USA,...)
- 188 MW of wind farms sold
- Potential increase of target installation in Spain form 13,000 MW to 20,000 MW

*Please refer to page 15 for Forward Looking Statement*

# Forward Looking Statement

This material has been made up by Gamesa Corporación Tecnológica, S.A., and is disclosed solely as information.

This material may contain declarations which constitute forward-looking statements, and includes references to our current intentions, believes or expectations regarding future events and trends that may affect our financial condition, earnings and share value.

These forward-looking statements do not constitute a warranty as to future performance and imply risks and uncertainties. Therefore, actual results may differ materially form those expressed or implied by the forward-looking statements, due to different factors, risks an uncertainties, such as economical, competitive, regulatory or commercial changes. The potential investor should assume the fact that the value of any investment may rise or go down, and furthermore, it may not recovered, partially or completely. Likewise, past performance is not indicative of future results.

The facts, opinions, and projections included in this material are furnished as to the date of this document, and are based on the company's estimations and on sources believed to be reliable by Gamesa Corporación Tecnológica, S.A., but the company does not warrant its completeness, timeliness or accuracy, and therefore it should not be relied upon as if it were.

Both the information and the conclusions contained in this document are subject to changes without notice. Gamesa Corporación Tecnológica, S.A. undertakes no obligation to update forward-looking statements to reflect events or circumstances that occur after the date the statements were made. The results and evolution of the company may differ materially from those expressed in this material.

None of the information contained in this document constitutes a recommendation, solicitation or offer to buy or sell any securities, futures, options or other financial instruments or provide any investment advice or service. This material does not provide any recommendation of investment, or legal, tax or any other type of advise, and it should not be relied upon to make any investment or decision.

Any and all the decisions taken by any third party as a result of the information, materials or reports contained in this document, are the sole and exclusive risk and responsibility of that third party, and Gamesa Corporación Tecnológica, S.A. shall not be responsible for any damages derived from the use of this document or its content.

This document has been furnished exclusively as information, and it must not be disclosed, published or distributed, partially or totally, without the prior written consent of Gamesa Corporación Tecnológica, S.A.